SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

April 19, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown

Re:	GNS II (U.S.) Corp.
Registration Statement on Form S-1
Filed February 14, 2011
File No. 333-172253

Ladies and Gentlemen:

On behalf of our clients, The Mosaic Company (“Mosaic”) and its wholly-owned subsidiary, GNS II (U.S.) Corp. (“GNS”), we are submitting this letter in further response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 3, 2011 (the “Comment Letter”), with respect to the above-referenced filing and certain other filings of Mosaic and GNS.

Concurrently herewith, we are filing Amendment No. 1 to GNS’s Registration Statement on Form S-1, filed with the Commission on February 4, 2011 (SEC File No. 333-172253) (the “Form S-1”), and we have enclosed six courtesy copies of such Amendment No. 1 to the Form S-1 (“Amendment No. 1”) marked to show changes from the Form S-1 as filed on February 14, 2011. In addition to changes made in response to the Comment Letter, Amendment No. 1 updates the Form S-1 to include financial information for the quarterly period ended February 28, 2011, conforming changes to GNS’s Registration Statement on Form S-4 (SEC File No. 333-172076), declared effective on April 8, 2011, and certain other information.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by GNS’s and Mosaic’s responses thereto.

GNS Form S-1 filed February 14, 2011

General

Cautionary Statement Concerning Forward-Looking Statements, page iii

10.	We note the reference in the last paragraph to “any document incorporated by reference in this prospectus.” Please explain to us the document and incorporation to which you refer.

Response

Securities and Exchange Commission

Attention: Dana Brown

April 19, 2011

In response to the Staff’s comment, the language referred to by the Staff has been removed from Amendment No. 1.

Mosaic Form 10-K for fiscal year ended May 31, 2010

Risk Factors, page 25

11.	We note the statement on page six that “[a]dditional risks not presently known to us, or that we currently deem immaterial, may also impair our business, financial condition or results of operations.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that you will remove this language in future filings.

Response

In response to the Staff’s comment, Mosaic and GNS confirm that the language referred to by the Staff will be removed from future filings.

The Mosaic Company Definitive Proxy Statement filed August 24, 2010

Certain Relationships and Related Transactions, page 67

12.	Please direct us to disclosure in the S-4 of the approximate dollar amount that Cargill charged you in the last fiscal year for pension and other postretirement benefits under Cargill’s plans and the approximate dollar amount related to co-location agreements on page 71 of the proxy statement.

Response

The costs charged for the pension and other postretirement benefits under Cargill’s plans for Mosaic’s fiscal year ended May 31, 2010 (“fiscal 2010”) were $1.1 million. GNS confirms that this information has been included in Amendment No. 1 on page 33 under the heading “Other Arrangements and Relationships Between Mosaic and Cargill—Pension Plans and Other Benefits.”

***

Please do not hesitate to contact me at 212-455-2948 with any questions or comments you may have.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Richard L. Mack

            The Mosaic Company / GNS II (U.S.) Corp.

Charles I. Cogut
Eric M. Swedenberg

            Simpson Thacher & Bartlett LLP

William V. Fogg

            Cravath, Swaine & Moore LLP

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